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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Rd., Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick T. Naschold 804-418-6271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Smith, Cone & Robertello, P.C.
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave. (Address) Richmond (City) VA (State) 23235 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

3/10/15

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of Dec. 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cheryl G. Pearson
Commonwealth of Virginia
Notary Public
Commission No. 7298950
My Commission Expires 8/31/2017

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule for Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Dominion Partners, L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dominion Partners, L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Smith, Cone & Robertello, PC

February 26, 2015

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2014
with
PORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

HANSEN, SMITH, CONE & ROBERTELLO, PC

Certified Public Accountants

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2014
with
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Table of Contents

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
www.hscr.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. as of December 31, 2014, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of Dominion Partners, L. C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hansen, Smith, Cone & Robertello, PC

February 26, 2015

Exhibit A

DOMINION PARTNERS, L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS

Current assets:	
Checking	$18,850
Employee receivables	24,303
Prepaid expenses	1,812
Total current assets	44,965
Furniture and equipment:	
Furniture	7,859
Computer equipment	14,439
	22,298
Less accumulated depreciation	22,298
	-
Other asset:	
Deposit	1,370
	$46,335

MEMBERS' EQUITY

Members' equity:	
Class A	$46,335
Total members' equity	$46,335

See accompanying notes to financial statements.

Exhibit B

DOMINION PARTNERS, L.C.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenue:	
Investment banking fees	$469,646
Total revenue	
Operating expenses:	
Employee compensation	84,203
Guaranteed payments to members	299,480
Regulatory fees	3,064
Depreciation and amortization	238
Management fee	15,010
Rent	18,924
Professional services	4,900
Other operating costs	24,949
Total operating expenses	450,768
Net income	$ 18,878

See accompanying notes to financial statements.

Exhibit C

DOMINION PARTNERS, L.C.

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Class A	Class B	Total
Balance, January 1, 2014	$ 2,668	$ 19,789	$ 22,457
Net income	18,878	-	18,878
Contributions by members	5,000	-	5,000
Sale/purchase of members' interest	19,789	(19,789)	-
Balance, December 31, 2014	$46,335	$ -	$ 46,335

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows provided by (used in) operating activities:	
Net income	$ 18,878
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:	
Depreciation and amortization	238
Changes in current assets and liabilities:	
Increase in employee receivables	(14,398)
Decrease in prepaid expenses	1,636
Decrease in accounts payable	(3,533)
Decrease in pension plan payable	(197)
Net cash provided by operating activities	2,624
Cash flows provided by financing activities:	
Capital contributions from members	5,000
Net increase in cash and cash equivalents	7,624
Cash and cash equivalents, beginning of year	11,226
Cash and cash equivalents, end of year	$ 18,850

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the Dominion Partners, L.C. conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on July 16, 1996. The term of the Company shall continue in full force and effect until December 31, 2045. The Company is a broker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

(b) There were no securities transaction during the year.

(c) Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium size businesses in the eastern United States.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits and losses are passed through to the members on their individual income tax returns. Therefore, no provisions have been made to reflect tax expense for income in the accompanying statement of income.

(e) The Company maintains a checking and a money market account in one financial institution. The checking account balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company periodically has funds in excess of $250,000 in the checking account.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over estimated useful lives of 5 to 7 years.

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions

1. Nature of operations and summary of significant accounting policies, (Continued)

that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

(h) For purposes of the accompanying statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(i) The Company has adopted FASB guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the Company's financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

In accordance with the interpretation, the Company discloses the expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the facts and the Company's position and records unrecognized tax benefit liabilities for known, or anticipated tax issues based on the Company's analysis of whether additional taxes would be due to the authority given their full knowledge of the tax position. The Company accrues interest and penalties related to unrecognized tax benefits as other noncurrent liabilities and recognizes the related changes in the Company's assessments as a component of income tax expense. The Company has completed its assessment and determined that there were no tax positions, which would require recognition under the interpretation.

The Company's Forms 1065, Return of Partnership Income, for the years 2011, 2012, 2013 and 2014 are subject to examination by the IRS, generally for 3 years after they were filed.

1. Nature of operations and summary of significant accounting policies, (Continued)

(j) Management has evaluated subsequent events through the date the financial statements were available for issuance and has determined that no additional disclosures are necessary.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $18,850 which was $13,850 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

3. Retirement plans

The Company has an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matched contributions up to 3% of base salary. Total Company contributions were $1,705 in 2014.

4. Related party transaction

The Company incurred management fees from a partnership whose partners were also members of the Company. Management fees through September 30, 2014 were $11,306.

5. Significant customer

Three customers accounted for 36%, 23% and 22%, respectively, of investment banking fees in 2014.

6. Members' equity

The Company had two classes of members. Each Member was entitled to vote on a Pro Rata basis with his class. Class A had 45% of the aggregate vote; Class B had 55% of the aggregate vote.

6. Members' equity (Continued)

Profits and losses were allocated to each class based on various criteria as defined in the operating agreement.

Effective September 30, 2014, Class A and Class B members entered into a separation agreement whereby all of the membership interests of Class B members were purchased by the Class A members. Additional consideration will be paid to the Class B member in equal shares for work performed on specific engagements commenced prior to the reorganization as the funds are collected by the Company.

7. Operating lease

Effective June 1, 2003, the Company entered into a lease agreement for office facilities. The following is a schedule of future minimum rental payments required under an operating lease having initial or remaining noncancellable base terms in excess of one year as of December 31, 2014:

2015	$7,931

The Company's total rental expense for 2014 under this operating lease was $18,924. The lease expires May 31, 2015.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
www.hscr.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2014, and have issued our report thereon dated February 26, 2015. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hansen, Smith, Cone & Robertello, PC

February 26, 2015

Schedule 1

DOMINION PARTNERS, L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:	
Total members' equity	$46,335
Total members' equity qualified for net capital	46,335
Total capital and allowable subordinated liabilities	46,335
Less nonallowable assets	27,485
Net capital before haircuts on securities positions	18,850
Haircuts on securities	-
Net capital	$18,850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$13,850
Excess net capital at 1000%	$12,850
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ -
Percentage of indebtedness to net capital	-%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-%

Note: There are no material differences between the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2014.

See report of independent registered public accounting firm on supplementary information.

DOMINION PARTNERS, L.C.

EXEMPTION PROVISION OF RESERVE REQUIREMENTS
PURSUANT TO 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See report of independent registered public accounting firm on supplementary information.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
www.hscr.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dominion Partners, L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dominion Partners, L.C. claimed exemptions from 17 C.F.R. § 240.15c3-3: (1)(i-iv), and (2)(i-ii), and (2) Dominion Partners, L.C. stated that Dominion Partners, L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Partners, L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Partners, L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1)(i-iv), and (k)(2)(i-ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hansen, Smith, Cone & Robertello, PC

Hansen, Smith, Cone & Robertello, PC
Richmond, Virginia
February 26, 2015

DOMINION PARTNERS, L.C.
Capital and Advisory Services

December 8. 2014

FINRA
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Dear Sir:

Dominion Partners, L.C. is a non-can-ying broker dealer and to our best knowledge and belief is exempt from Rule 15c3-3 because of the following provisions in paragraph (k) of the Rule:

k (1) (i-iv) — Because Dominion transacts no business as dealer, does not buy or sell securities of any kind, and handles no customer finds, it meets all of the conditions of this section.

k (2) — Because Dominion transacts no business as dealer, does not buy or sell securities of any kind, and handles no customer finds, it meets all of the conditions of this section.

During its most recent fiscal year ended December 31, 2013, Dominion net the identified exemption provisions in paragraph (k) without exception.

Please contact me should you have any questions.

Sincerely,

Frederick T. Naschold
Principal

4801 Cox Road, Suite 104
Glen Allen, Virginia 23060
(804) 418-6270 Fax (804) 217-8199
Member, Financial Industry Regulatory Authority (FINRA)